As filed with the Securities and Exchange Commission on June 18, 2015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

PRIORITY INCOME FUND, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
74272V107 – Class R Common Stock
74272V206 – Class RIA Common Stock
74272V305 – Class I Common Stock
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

M. Grier Eliasek
Chief Executive Officer
Priority Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

John J. Mahon, Esq.
Cynthia R. Beyea, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)	AMOUNT OF FILING FEE(b)
$503,643.90	$58.52

(a)
The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 39,657 shares of common stock of Priority Income Fund, Inc. at a price equal to $12.70 per share as of the date of this filing, which is subject to change.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2015, equals $116.20 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $58.52	Filing Party: Priority Income Fund, Inc.
	Form or Registration No.: Schedule TO	Date Filed: May 22, 2015

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission on May 22, 2015 by Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company and is incorporated in the State of Maryland (the “Company”). This Amendment No. 1 relates to the offer by the Company to purchase up to 39,657 shares of the Company’s issued and outstanding common stock, par value $0.01 per share (the “Shares”) (which number represents the lesser of (i) the number of shares the Company can repurchase with the proceeds it received from the issuance of Common Stock under the Company’s distribution reinvestment plan during the three months ended March 31, 2015 or (ii) 5.0% of the weighted average number of Common Stock outstanding in the prior four calendar quarters.). The offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).
Except as amended hereby and to the extent specifically provided herein, all the terms of the Offer and all the other disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference. This Amendment No. 1 should be read in conjunction with the Schedule TO and all exhibits thereto. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings given to them in the Schedule TO and the Offer to Purchase, as applicable
Item 1.    Summary Term Sheet.
The information set forth in the Offer to Purchase, dated May 22, 2015 (the “Offer to Purchase”), previously filed as Exhibit 99(a)(1)(A), is incorporated herein by reference.
Item 2.    Subject Company Information.
(a) Name and Address. The name of the issuer is Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland (the “Company”), the address of its principal executive office is 10 East 40th Street, 42nd Floor, New York, New York, 10016 and the telephone number of its principal executive office is (866) 655-3650.
(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to purchase up to 39,657 shares of its issued and outstanding Common Stock, par value $0.01 per share (the “Shares”), which number represents the lesser of (1) the number of Shares it can repurchase with the proceeds it receives from the sale of Shares under its distribution reinvestment plan, and (2) 5.0% of the weighted average number of Shares outstanding for the prior four calendar quarters). As of May 21, 2015, there were approximately 4,250,613 Shares issued and outstanding. The offer is for cash at a price equal to $12.70, which represents the Company’s net asset value per Share as of March 31, 2015.
The information set forth in the Offer to Purchase is incorporated herein by reference.
(c) Trading Market and Price. The Shares are not currently traded on an established trading market.
Item 3.    Identity and Background of Filing Person.
(a) Name and Address. The information set forth under Item 2(a) above and in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 4.    Terms of the Transaction.
(a) Material Terms. The information set forth in the Offer to Purchase under the “Summary Term Sheet”, Section 1 (“Purchase Price; Number of Shares; Expiration Date”), Section 3 (“Certain Conditions of the Offer”), Section 4 (“Procedures for Tendering Shares”), Section 5 (“Withdrawal Rights”), Section 6 (“Payment for Shares”), Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”), Section 10 (“Certain Effects of the Offer”), Section 13 (“Certain United States Federal Income Tax Consequences”) and Section 14 (“Amendments; Extension of the Tender Period; Termination”) is incorporated herein by reference.
(b) Purchases. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference. Except as set forth therein, the Company does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Company, any of its executive officers or directors, any person controlling the Company or any officer or director of any corporation ultimately in control of the Company and any person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).
Item 6.    Purposes of the Transaction and Plans or Proposals.
(a) Purposes. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) is incorporated herein by reference.
(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”) and Section 10 (“Certain Effects of the Offer”) is incorporated herein by reference.
(c) Plans. Except as referred to in the Offer to Purchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Company”), Section 7 (“Source and Amount of Funds”) and Section 10 (Certain Effects of the Offer”), each of which is incorporated herein by reference, we do not have any present plans or proposals and are not engaged in any negotiations that relate to or would result in:
(a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(b) other than in connection with transactions in the ordinary course of the Company’s operations and for purposes of funding the Offer, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(c) any material change in the Company’s present dividend rate or policy, or indebtedness or capitalization of the Company;
(d) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;
(e) any other material change in the Company’s corporate structure or business, including any plans or proposals to make any changes in the Company’s investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended (the “1940 Act”);
(f) any class of equity securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an automated quotations system operated by a national securities association;
(g) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act or 1934, as amended (the “Exchange Act”);
(h) the suspension of the Company’s obligation to file reports pursuant to Section 15(d) of the Exchange Act;
(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or
(j) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.
Item 7.    Source and Amount of Funds or Other Consideration.
(a) Source of Funds. The information set forth in the Offer to Purchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions. Not applicable.
(d) Borrowed Funds. Not applicable.
Item 8.    Interest in Securities of the Subject Company.
(a) Securities Ownership. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(b) Securities Transactions. The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations. Not applicable.
Item 10.    Financial Statements.
(a) Financial Information. Not applicable. Financial statements have not been included since the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Company is a public reporting company under Section 13(a) of the Exchange Act and files its reports electronically on the EDGAR system.
(b) Pro Forma Financial Information. Not applicable.
Item 11.    Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1) The information set forth in the Offer to Purchase under Section 9 (“Interest of Directors, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.
(2)-(5) Not applicable.
(c) Other Material Information. The entire text of the Offer to Purchase and the related Letter of Transmittal, attached hereto as Exhibit 99(a)(1)(B), are incorporated herein by reference.
Item 12. Exhibits.

EXHIBIT NUMBER	DESCRIPTION

99(a)(1)(A)	Offer to Purchase, dated May 22, 2015.*

99(a)(1)(B)	Letter of Transmittal.*

99(a)(1)(C)	Notice of Withdrawal.*

99(a)(1)(D)	Letter to Stockholders, dated May 22, 2015.*

* Previously filed on May 22, 2015.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 18, 2015

Priority Income Fund, Inc.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chairman, Chief Executive Officer and President